UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OCA, Inc.
_____________________________________________________
(Name of Issuer)

Common Stock
____________________________________________________
(Title of Class Securities)

67083Q101
_______________________________________________________
(CUSIP Number)

David Reilly
Xerion Capital Partners LLC, 450 Park Avenue, 27th Floor
New York, New York 10022
(212) 940-9843
________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 7, 2006
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67083Q101
	1	Name of Reporting Person. Xerion Partners II Master Fund Limited
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 0
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 0%
	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 67083Q101
	1	Name of Reporting Person. Xerion Capital Partners LLC
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 0
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 0%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 67083Q101
	1	Name of Reporting Person. Daniel J. Arbess
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Canada
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 0
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 0%
	14	Type of Reporting Person (See Instructions) IN

CUSIP No. 67083Q101
	1	Name of Reporting Person. Xerion Partners I LLC
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 0
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 0%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 67083Q101
	1	Name of Reporting Person. Sunrise Partners Limited Partnership
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 0
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 0%
	14	Type of Reporting Person (See Instructions) PN

CUSIP No. 67083Q101
	1	Name of Reporting Person. S. Donald Sussman
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 0
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 0%
	14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
              This Amendment No. 1 (the “Amendment”) amends and terminates the Schedule 13D filed with the Securities and Exchange Commission on June 16, 2006 (the “Schedule 13D”) relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of OCA, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3850 North Causeway Boulevard, Suite 800, Metairie, Louisiana 70002.

This Amendment terminates the filing obligations of the Reporting Persons because the Reporting Persons are currently the beneficial owners of less than five percent of the Common Stock of the Issuer.
Item 4.	Purpose of Transaction
The response to this item is deleted in its entirety and replaced by the following:
“Item 4 of Schedule 13D is no longer applicable to the Reporting Persons.

             XCP resigned from the Official Committee of Equity Security Holders, pursuant to Bankruptcy Code Section 1102(a)(1), in the Issuer’s Chapter 11 cases in the United States Bankruptcy Court for the Eastern District of Louisiana (Case Nos. 06-10179, 06-10180, 06-10181, 06-10182, 06-10183, 06-10184, 06-10185, 06-10186, 06-10187, 06-10188, 06-10189, 06-10190, 06-10191, 06-10192, 06-10193, 06-10194, 06-10195, 06-10196, 06-10197, 06-10198, 06-10199, 06-10200, 06-10201, 06-10202, 06-10203, 06-10204, 06-10205, 06-10206, 06-10207, 06-10208, 06-10209, 06-10210, 06-10211, 06-10212, 06-10213, 06-10214, 06-10215, 06-10216, 06-10217, 06-10218, 06-10219, 06-10220, 06-10221, 06-10222 and 06-10223), on August 30, 2006.”

Item 5.	Interest in Securities of the Issuer
The response to this item is deleted in its entirety and replaced by the following:
“(a) and (b):
              As of the date hereof, XP-II and XP-I are the direct beneficial owners and, by virtue of the relationships described under Item 2 of this Schedule 13D, XCP, Sunrise, Mr. Sussman and Mr. Arbess may be deemed the indirect beneficial owners, of no shares of Common Stock. To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.

              (c): All of the shares of Common Stock were disposed of by XP-II and XP-I in the open market. The identity of the person which effected the transaction, the trading dates, number of shares of Common Stock sold and the price per share for all transactions by XP-II and XP-I in the Common Stock since the most recent filing on Schedule 13D are set forth on Schedule I-A hereto.

(d): Not applicable.
(e): As of September 7, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2006

XERION PARTNERS II MASTER FUND LIMITED

By: /s/ Roderick Forrest
        Roderick Forrest
        President

XERION CAPITAL PARTNERS LLC

By: /s/ Daniel J. Arbess
       Daniel J. Arbess
       Managing Member

/s/ Daniel J. Arbess
DANIEL J. ARBESS

XERION PARTNERS I LLC
By: Sunrise Partners Limited Partnership, its Managing Member

By: /s/ Michael J. Berner
                       Michael J. Berner
                       Vice President

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: /s/ Michael J. Berner
       Michael J. Berner
       Vice President

S. DONALD SUSSMAN

By:   /s/ Michael J. Berner
         Michael J. Berner
         Attorney-in-Fact

SCHEDULE I-A

XERION PARTNERS II MASTER FUND LIMITED

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
06/16/06	30,000	$0.4081
06/19/06	4,800	$0.3603
09/07/06	(1,302,050)	$0.0404

XERION PARTNERS I LLC

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
06/16/06	30,000	$0.4081
06/19/06	4,800	$0.3603
09/07/06	(1,302,050)	$0.0404